Exhibit 99.1

News Release

Stantec Announces Second Quarter 2019 Results

EDMONTON, AB; NEW YORK, NY (August 7, 2019) TSX, NYSE:STN

Stantec today reported $56.1 million adjusted net income or $0.50 per share for the quarter ended June 30, 2019. The Company also announced it has accelerated the reshaping of its workforce by reducing its less-utilized, higher-level staff while continuing to grow at the levels that are more highly utilized in the generation of revenue and project execution, a step that will improve operational efficiency and significantly reduce annualized administrative and marketing expenses.

“Our revenue growth and gross margins were robust and in line with our expectations. However, our second quarter net income was diminished by higher than anticipated administrative and marketing expenses that were driven primarily by excess labor costs,” said Gord Johnston, Stantec’s President and Chief Executive Officer. “Early in 2019, we initiated a process to improve utilization and reshape the organization to significantly reduce excess labor costs. The process required more time to prepare, plan, and execute than anticipated, resulting in excess labor costs in the second quarter that were not in our earnings plan. While we did not achieve our earnings targets for the second quarter, we have now accelerated the reshaping of our workforce that translates to significant cost savings.”

Actions to date will result in estimated cost savings of approximately $29 million to $32 million, or $0.19 to $0.21 per share, on an annualized basis. The Company intends to enhance this effort over the balance of the year to further drive costs down by an additional $11 million to $13 million (pre-tax), or $0.07 to $0.08 cents per share, on an annualized basis. Although this will have a meaningful impact in the second half of 2019, with expected cost savings to be in the range of $16 million to $20 million (pre-tax), excluding severance costs, or $0.11 to $0.13 per share, the absence of the full year’s benefit is expected to result in 2019 earnings being in the lower end of Stantec’s earnings guidance range. “We are focused on building the engine of the organization that will convert our record-high backlog into revenue while continuing to grow our business,” said Mr. Johnston. “This organizational reshaping is a necessary step in becoming a more nimble organization and positions us to drive stronger returns for our investors.”

Second Quarter 2019 Highlights

After adoption of IFRS 16, compared with Q2 2018 (except where noted):

●

Solid revenue growth and gross margin in line with the Company’s expectations diminished by higher than anticipated administrative and marketing expenses, which at 39.1% of net revenue, did not achieve internal cost targets.

o

Subsequent to June 30, 2019, the Company accelerated an initiative to reshape the organization, which is expected to result in cost savings of $16 million to $20 million (pre-tax) in the second half of 2019.

●

Adjusted net income of $56.1 million or $0.50 on a diluted per share basis; decreases of 9.5% and 7.4%, respectively, with excess labor costs within administrative and marketing expenses negatively impacting earnings by approximately $11 million or $0.10 per share.

●	Net income from continuing operations of $49.3 million or $0.44 on a diluted per share basis; decreases of 14.4% and 13.7%.

●	Net revenue of $953.6 million, reflecting growth of 10.5% with increases across all business units.

o	Organic growth of 2.3% driven by strong growth in the Company’s US and Global operations, particularly in Environmental Services and Transportation.

o	Acquisition growth of 6.4%, predominately from the recent global acquisitions of Peter Brett Associates LLP and Wood & Grieve Engineers.

●	Gross revenue of $1,224.1 million, reflecting growth of 12.1%.

●	Adjusted EBITDA of $145.4 million, representing 15.2% of net revenue.

●	EBITDA of $145.9 million, representing 15.3% of net revenue.

●	Contract backlog of $4.3 billion—a 3.5% increase from December 31, 2018—representing 11 months of work.

●

Days sales outstanding (DSO) of 104 days (90 days including deferred revenue) did not change from March 31, 2019. While targeted efforts yielded some improvement intra-quarter, the Company has not yet achieved a sustained reduction in DSO. Stantec continues to implement strategies to meet its 98-day target by the end of this year.

●	Net debt to adjusted EBITDA (on a trailing twelve-month basis) of 1.8x—within the Company’s internal guideline of 1.0x to 2.0x (post-IFRS 16 adoption), an improvement from 2.0x at Q1 19.

●	On August 7, 2019, the Board of Directors declared a dividend of $0.145 per share, payable on October 15, 2019, to shareholders on record on September 30, 2019.

Excluding adoption of IFRS 16:

●	Adjusted net income and diluted EPS would be increased by approximately $1 million and $0.01, respectively.

●	Net income and diluted EPS would be increased by approximately $1 million and $0.01, respectively.

●	Adjusted EBITDA of $110.1 million was slightly lower than Q2 18, representing 11.5% of net revenue.

●	EBITDA of $110.6 million—a 2.3% decrease from Q2 18—representing 11.6% of net revenue.

●	Administrative and marketing costs of $407.7 million—a 12.8% increase from Q2 18—representing 42.8% of net revenue.

●	Net debt to adjusted EBITDA of 2.42x.

Financial Summary

	Quarter Ended June 30

	2019	2018	Change
(In millions of Canadian dollars, except per share amounts)	$	$	$
Gross revenue	1,224.1	1,092.0	132.1

Net revenue	953.6	863.3	90.3

EBITDA from continuing operations (note)	145.9	113.2	32.7

- Excluding IFRS 16 (note)	110.6	113.2	(2.6)

Net income from continuing operations	49.3	57.6	(8.3)

Net loss from discontinued operations	-	(18.0)	18.0

Net income	49.3	39.6	9.7

Basic and diluted earnings per share (EPS) from continuing operations	0.44	0.51	(0.07)

Dividends declared per common share	0.1450	0.1375	0.0075

Continuing operations

Adjusted EBITDA (note)	145.4	110.5	34.9

- Excluding IFRS 16 (note)	110.1	110.5	(0.4)

Adjusted net income (note)	56.1	62.0	(5.9)

Adjusted EPS – basic and diluted (note)	0.50	0.54	(0.04)

note: EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS, and measures excluding IFRS 16 are non-IFRS measures (discussed in the Definitions section of Stantec’s 2018 Annual Report and Q2 19 Management’s Discussion and Analysis).

Annual Targets for 2019

Stantec expects IFRS 16 will reduce 2019 net income by approximately $3.0 million and EPS by $0.03 evenly over Q2 19 to Q4 19. Adoption of IFRS 16 resulted in non-cash impacts to administrative and marketing expenses, depreciation of leased assets, and net interest expense. As a result, in Q1 19, the Company updated its targets, previously provided in its 2018 Annual Report. Stantec revised its EBITDA and net income targets to adjusted EBITDA and adjusted net income since the Company believes these measures better reflect underlying operations.

Measure	2019 Target before IFRS 16 adoption*	Revised for adoption of IFRS 16	Q2 19 YTD Results Compared to Revised 2019 Annual Target
(In millions of Canadian dollars, unless otherwise stated)

Gross margin as % of net revenue	53% to 55%	No change	54.2%

Administrative and marketing expenses as % of net revenue	41% to 43%	37% to 39%	39.3%

EBITDA as % of net revenue (note)	11% to 13%	withdrawn

Adjusted EBITDA as % of net revenue (note)		15% to 17%	14.7%

Net income as % of net revenue	At or above 5.0%	withdrawn

Adjusted net income as % of net revenue (note)		At or above 6.0%	5.7%

Guidance

Gross to net revenue	1.25x to 1.30x	No change

Capital expenditures	$60 to $65	No change

Software additions	$5 to $10	No change

Depreciation on property and equipment	$55 to $60	No change

Depreciation on lease assets		$105 to $110

Amortization of intangible assets	$65 to $70	No change

Amortization of intangible assets related to acquisitions		$40 to $45

Effective tax rate (without discrete transactions)	27%	28%

Earnings pattern		45% in Q1 and Q4
55% in Q2 and Q3

Days sales outstanding (DSO) (note)		98 days

note: EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures and DSO is a metric (discussed in the Definitions section of Stantec’s 2018 Annual Report and Q2 19 Management’s Discussion and Analysis).

* 2019 Target was previously published in Stantec’s 2018 Annual Report

Other than gross margin as a percentage of net revenue, the Company’s results for Q2 year to date were outside its annual target ranges. This has primarily been driven by excess labor costs within administrative and marketing expenses. While the organizational reshaping undertaken by the Company will significantly reduce administrative and marketing expenses on an annualized basis, the savings in 2019 will be less impactful due to the partial year. Stantec is maintaining its previously established target ranges for full year 2019; however, it is expecting to be in the upper end of the range for administrative and marketing expenses as a percentage of net revenue and in the lower end of the range for adjusted EBITDA and adjusted net income. As well, the previously expected quarterly earnings pattern of 40% in Q1 and Q4 and 60% in Q2 and Q3 has been amended to reflect the impact of Q2 2019 results being lower than anticipated. Consequently, Stantec now expects Q1 and Q4 to represent approximately 45% of annual earnings and Q2 and Q3 to reflect approximately 55% of annual earnings.

Conference Call

Gord Johnston, president and chief executive officer and Theresa Jang, executive vice president and chief financial officer, will hold a conference call at 7:00 AM MDT (9:00 AM EDT) on Thursday, August 8, 2019, to discuss the Company’s second quarter performance.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section. Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-353-6461 (Canada and United States) or 1-647-490-5367 (international). Please provide confirmation code 8533849 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, net debt to EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2018 Annual Report or the Q2 2019 Management’s Discussion & Analysis.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, expected cost savings relating to organizational reshaping and guidance relating to Stantec’s 2019 financial targets. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in our 2018 Annual Report. You may access our annual report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2018 Annual Report free of charge from our investor contact noted below.

Media Contact	Investor Contact
Stephanie Smith	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 780-917-7230	Ph: 780-969-2018
stephanie.smith2@stantec.com	cora.klein@stantec.com

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income, a summary of impacts of IFRS 16, and reconciliation of non-IFRS measures.

Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	June 30 2019 $	December 31 2018 $
ASSETS
Current
Cash and deposits	106.7	185.2
Trade and other receivables	850.9	878.1
Unbilled receivables	426.8	384.6
Contract assets	66.4	59.7
Income taxes recoverable	64.2	47.9
Prepaid expenses	51.1	56.8
Other assets	31.3	23.2
Total current assets	1,597.4	1,635.5
Non-current
Property and equipment	299.6	289.4
Lease assets	529.6	-
Goodwill	1,659.2	1,621.2
Intangible assets	253.9	247.7
Investments in joint ventures and associates	8.7	9.4
Net employee defined benefit asset	13.3	10.0
Deferred tax assets	23.4	21.2
Other assets	177.2	175.5
Total assets	4,562.3	4,009.9
LIABILITIES AND EQUITY
Current
Trade and other payables	525.4	567.2
Lease liabilities	62.0	-
Deferred revenue	172.6	174.4
Income taxes payable	2.8	2.9
Long-term debt	60.3	48.5
Provisions	33.5	42.4
Other liabilities	9.3	23.2
Total current liabilities	865.9	858.6
Non-current
Lease liabilities	561.3	-
Income taxes payable	14.9	15.9
Long-term debt	999.1	885.2
Provisions	89.9	78.2
Net employee defined benefit liability	57.1	68.6
Deferred tax liabilities	73.6	54.3
Other liabilities	47.6	140.4
Total liabilities	2,709.4	2,101.2
Shareholders’ equity
Share capital	869.9	867.8
Contributed surplus	25.9	24.8
Retained earnings	870.2	851.2
Accumulated other comprehensive income	85.2	163.1
Total shareholders’ equity	1,851.2	1,906.9
Non-controlling interests	1.7	1.8
Total liabilities and equity	4,562.3	4,009.9

Consolidated Statements of Income

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30
(In millions of Canadian dollars, except per share amounts)	2019 $	2018 $	2019 $	2018 $

Continuing operations

Gross revenue	1,224.1	1,092.0	2,375.6	2,113.3
Less subconsultant and other direct expenses	270.5	228.7	517.9	441.2

Net revenue	953.6	863.3	1,857.7	1,672.1
Direct payroll costs	436.1	393.3	851.7	761.6

Gross margin	517.5	470.0	1,006.0	910.5
Administrative and marketing expenses	372.4	361.3	729.5	709.3
Depreciation of property and equipment	14.7	12.4	28.4	24.5
Depreciation of lease assets	28.5	-	55.9	-
Amortization of intangible assets	17.6	15.9	33.0	35.2
Net interest expense	17.7	6.7	34.9	12.0
Other net finance expense	1.3	0.4	2.6	2.0
Share of income from joint ventures and associates	(0.4)	(0.4)	(0.4)	(0.7)
Foreign exchange loss (gain)	(0.2)	(0.6)	2.7	1.5
Other income	(1.5)	(3.9)	(6.5)	(1.7)

Income before income taxes and discontinued operations	67.4	78.2	125.9	128.4

Income taxes
Current	18.8	23.0	14.6	36.7
Deferred	(0.7)	(2.4)	17.1	(2.5)

Total income taxes	18.1	20.6	31.7	34.2

Net income for the period from continuing operations	49.3	57.6	94.2	94.2

Discontinued operations
Net loss from discontinued operations, net of tax	-	(18.0)	-	(17.8)

Net income for the period	49.3	39.6	94.2	76.4

Weighted average number of shares outstanding - basic	111,676,731	113,877,678	111,740,256	113,970,164

Weighted average number of shares outstanding - diluted	111,684,858	113,987,518	111,740,256	114,149,597

Shares outstanding, end of the period	111,700,217	113,852,947	111,700,217	113,852,947

Earnings per share, basic and diluted
Continuing operations	0.44	0.51	0.84	0.83
Discontinued operations	-	(0.16)	-	(0.16)

Total basic and diluted earnings per share	0.44	0.35	0.84	0.67

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended June 30		Two Quarters Ended June 30
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	49.3	57.6	94.2	94.2

Add back:

Income taxes	18.1	20.6	31.7	34.2

Net interest expense	17.7	6.7	34.9	12.0

Depreciation and amortization	60.8	28.3	117.3	59.7

EBITDA from continuing operations	145.9	113.2	278.1	200.1

Add back (deduct) pre-tax:

Unrealized gain on investments held for self-insured liabilities	(0.5)	(2.7)	(5.6)	(0.1)

Adjusted EBITDA from continuing operations	145.4	110.5	272.5	200.0

	Quarter Ended June 30		Two Quarters Ended June 30
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	49.3	57.6	94.2	94.2

Add back (deduct) after tax:

Amortization of intangible assets related to acquisitions (1)	8.1	6.4	15.1	15.8

Unrealized gain on investments held for self-insured liabilities (2)	(0.3)	(2.0)	(4.0)	(0.1)

Transition tax (recovery) expense (3)	(1.0)	-	1.1	-

Adjusted net income from continuing operations	56.1	62.0	106.4	109.9

Weighted average number of shares outstanding - basic	111,676,731	113,877,678	111,740,256	113,970,164

Weighted average number of shares outstanding - diluted	111,684,858	113,987,518	111,740,256	114,149,597

Adjusted earnings per share from continuing operations

Adjusted earnings per share - basic	0.50	0.54	0.95	0.96

Adjusted earnings per share - diluted	0.50	0.54	0.95	0.96

See the Definitions section of the 2018 Annual Report and Q2 19 Management’s Discussion and Analysis for Stantec’s discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

(1) The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2019, this amount is net of tax of $3.1 (2018 - $3.1). For the two quarters ended June 30, 2019, this amount is net of tax of $5.8 (2018 - $6.6).

(2) For the quarter ended June 30, 2019, this amount is net of tax of $0.1 (2018 - $0.7). For the two quarters ended June 30, 2019, this amount is net of tax of $1.5 (2018 - nil).

(3) Refer to Income Taxes section of the Q2 19 Management’s Discussion and Analysis for further details.

Impact on Statement of Financial Position at January 1, 2019

(In millions of Canadian dollars)	IFRS 16 $	Before IFRS 16 $	Increase (Decrease) $

Current assets

Trade and other receivables	828.1	878.1	(50.0)

Prepaid expenses	43.9	56.8	(12.9)

Other assets	24.3	23.2	1.1

Non-current assets

Lease assets	561.8	-	561.8

Intangible assets	242.0	247.7	(5.7)

Other assets	178.2	175.5	2.7

Total increase in assets			497.0

Current liabilities

Trade and other payables	566.9	567.2	(0.3)

Lease liabilities	44.8	-	44.8

Provisions	41.7	42.4	(0.7)

Other liabilities	5.0	23.2	(18.2)

Non-current liabilities

Lease liabilities	600.2	-	600.2

Provisions	86.6	78.2	8.4

Deferred tax liabilities	45.6	54.3	(8.7)

Other liabilities	45.9	140.4	(94.5)

Shareholders’ equity

Retained earnings	817.2	851.2	(34.0)

Total increase in liabilities and equity			497.0

Impact on Statement of Income - Continuing Operations	Two Quarters Ended June 30
(In millions of Canadian dollars)	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $

Impact on income statement items

Administrative and marketing expenses	729.5	800.3	(70.8)

Net interest expense	34.9	18.6	16.3

Depreciation of lease assets	55.9	-	55.9

Net income	94.2	95.2	(1.0)

Impact on non-IFRS financial measures (1)

EBITDA	278.1	207.3	70.8

Adjusted EBITDA	272.5	201.7	70.8

Net debt/adjusted EBITDA - Continuing operations	1.80	2.42	(0.62)
(1) Non-IFRS measures are discussed in the Definitions section of Stantec’s 2018 Annual Report and Q2 19 Management’s Discussion and Analysis. Net debt/adjusted EBITDA was calculated using a proforma IFRS 16 adjustment for Q3 18 to Q4 18 adjusted EBITDA, calculated as 3.8% of net revenue from the respective quarter.

Impact on Statement of Cash Flows - Continuing Operations	Two Quarters Ended June 30
(In millions of Canadian dollars)	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $

Cash flows from operating activities	73.8	21.2	52.6

Cash paid to suppliers	(881.3)	(950.2)	68.9

Interest paid	(36.3)	(20.0)	(16.3)

Cash flows used in investing activities	(135.6)	(128.0)	(7.6)

Proceeds from leasehold inducements	-	7.6	(7.6)

Cash flows (used in) from financing activities	(2.0)	43.0	(45.0)

Payments of lease obligations	(52.6)	-	(52.6)

Proceeds from leasehold inducements	7.6	-	7.6